SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report on Completion of Stock Transfer

On October 7, 2008, KB Financial Group Inc. (“KB Financial Group”) filed the Report on Completion of Stock Transfer with the Financial Services Commission.

1.	Information on Parent Financial Holding Company

•	Company Name: KB Financial Group Inc.

•	Representative Director: Young Key Hwang

•	Address: 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea

•	Capital Stock: Won 1,781,758,465,000

•	Number of shares issued: 356,351,693

•	Fiscal year-end: December 31

2.	Stock Transfer Schedule

•	Date of resolution of the board of directors of companies participating in the stock transfer: April 30, 2008

•	Date of stock transfer report: April 30, 2008

•	Record date for determining stockholders entitled to notice of and to vote at the extraordinary general meeting to approve the stock transfer: July 30, 2008

•	Date of the extraordinary general meeting of stockholders to approve the stock transfer: August 25, 2008

•	Exercise period of appraisal rights: from August 26, 2008 to September 4, 2008

•	Date of public notice regarding cancellation of share certificates of companies that will become wholly-owned subsidiaries of KB Financial Group pursuant to the stock transfer: August 26, 2008

•	Date of stock transfer: September 29, 2008

•	Registration date of stock transfer: September 29, 2008

•	Other scheduled items:

•	Expected date of listing on the Stock Market Division of the Korea Exchange: October 10, 2008 (subject to change depending on the listing process).

3.	Change in Largest Shareholder Due To Stock Transfer

(1)	Largest shareholder of KB Financial Group after the stock transfer

Name	Number of shares of common stock	Percentage of total issued shares
Korean National Pension Service	17,910,781	5.03%

(2)	Largest shareholder before the stock transfer (as of September 26, 2008)

	Kookmin Bank

Name	Number of shares of common stock	Percentage of total issued shares
Korean National Pension Service	17,910,781	5.32%

‚	KB Real Estate Trust Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	15,999,930	99.99%

ƒ	KB Investment Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	8,951,293	99.99%

„	KB Credit Information Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	1,249,040	99.73%

…	KB Data Systems Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	799,960	99.99%

†	KB Asset Management Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	6,134,040	80.00%

‡	KB Futures Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	3,999,200	99.98%

ˆ	KB Investment & Securities Co., Ltd.

Name	Number of shares of common stock	Percentage of total issued shares
Kookmin Bank	15,140,620	97.06%

4.	Result of Exercise of Appraisal Rights

(1)	Result of exercise of appraisal rights

Name	Exercise period of appraisal right	Number of shares of common stock of Kookmin Bank for which appraisal rights were exercised
Dissenting Stockholders	From August 26, 2008 to September 4, 2008	38,263,249

(2)	Details of Kookmin Bank shares purchased due to exercise of appraisal rights

•	Date of purchase: September 26, 2008

•	Purchase price per share: Won 63,293

•	Number of purchase shares: 38,263,249

•	Source of funds: Retained earnings

(3)	Disposal plan for KB Financial Group shares received in exchange for purchased Kookmin Bank shares

•

KB Financial Group shares held by Kookmin Bank which were received in exchange for Kookmin Bank shares purchased pursuant to the exercise of appraisal rights must be disposed of within 3 years from the date of purchase under the Financial Holding Company Act. KB Financial Group plans to dispose of such shares in accordance with such requirement.

5.	Legal Proceedings Regarding Stock Transfer

None.

6.	Stock Transfer Ratio

Name	Stock Transfer Ratio
Kookmin Bank	1.0000000
KB Real Estate Trust	0.2292600
KB Credit Information	0.4372667
KB Investment	0.2157556
KB Data Systems	0.9163507
KB Asset Management	0.8417392
KB Futures	0.1683928
KB Investment & Securities	0.3823499

7.	Miscellaneous

•	Date of application to the Financial Services Commission (the “FSC”) for preliminary approval: March 20, 2008

•	Date of receipt of preliminary approval from the FSC: June 27, 2008

•	Date of application to the FSC for final approval: August 25, 2008

•	Date of receipt of final approval from the FSC: September 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 7, 2008	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Deputy President & CFO